SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2008

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

Third Quarter 2008 Results

Earnings Release and Supplemental Financial Information

Gafisa

Uma história de grandes idéias para viver bem.

GFA LISTED NYSE

GFSA3 NOVO MERCADO BOVESPA BRASIL

Ibovespa

IBrX50

Gafisa Reports Strong Third Quarter Results

Profitability Driven by Enhanced Scale and Improved Operating Leverage
Project Launches Increase 79% to R$762 million; Pre-Sales Grow 37% to R$504 million
Low-Income Segment Leadership through Merger of Fit Residencial with Construtora Tenda

São Paulo, November 5, 2008 – Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), Brazil’s leading diversified national homebuilder, today reported financial results for the third quarter ended September 30, 2008. The financial statements were prepared and presented in accordance with Brazilian GAAP and in Brazilian Reais (R$). Only financial data derived from the Company’s accounting system were subject to review by the Company’s auditors. Operating and financial information not directly linked to the accounting system (i.e., launches, pre-sales, average sales price, land bank, PSV and others) or non-BR GAAP measures were not reviewed by the auditors. Additionally, financial statements and operating information consolidate the numbers for Gafisa and its subsidiaries, and refer to Gafisa’s stake (or participation) in its developments.

Chief Executive Officer Wilson Amaral remarked, “In spite of recent economic turbulence, Gafisa is well-positioned to capitalize on future development opportunities in the growing Brazilian residential market. The company’s strong reputation, record of execution and prudent credit practices has enabled us to access and maintain reliable credit lines. We have a total of R$3.5 billion in construction finance lines of credit provided by all of the major banks in Brazil. At this time we have R$1.6 billion in signed contracts and R$1.2 billion in contracts in process, giving us additional availability of R$682 million. Our access to credit coupled with over R$790 million in cash and another R$250 million in receivables of completed units available for securitization, puts us in an excellent position to reach our targeted launch and pre-sales guidance based on current consumer demand. Gafisa’s presence in all major national markets and all market segments gives us the agility to move forward strategically in the regions where demand is greatest. Our recently strengthened position in the faster-growing low income segment as a result of the merger of Fit Residencial with Construtora Tenda is worth noting. Fit performed well in the third quarter and we expect even more from the newly consolidated company, which will focus exclusively on low income segment housing throughout the country.”

Operating & Financial Highlights

IR Contact
Julia Freitas Forbes
Email: ri@gafisa.com.br
IR Website:
www.gafisa.com.br/ir

3Q08 Earnings Results
Conference Call
Thursday, November 6, 2008
> In English
9AM EST
12PM Brasília Time
US: 1 800 860-2442
Other Countries: +1 412 858-4600
Code: Gafisa
> In Portuguese
   7AM EST
   10AM Brasília Time
Phone: +55 11 2188-0188
Code: Gafisa

Consolidated launches totaled R$762 million in the quarter, an increase of 79% compared to the third quarter of 2007. Launches in the first nine months of 2008 increased 91% to R$2,293 million.

 Pre-sales from current launches and inventory reached R$504 million in the third quarter, a 37% increase over 3Q07. In the first nine months of 2008, pre-sales reached R$1,560 million, a 62% increase as compared with the same period of 2007.

 Net operating revenues, recognized by the Percentage of Completion (“PoC”) method, rose 19% to R$374 million from R$313 million in 3Q07.

 3Q08 EBITDA reached R$64 million (17.2% EBITDA margin), a 40% increase compared to 3Q07 adjusted EBITDA of R$46 million (14.4% EBITDA margin).

 Net income was R$38 million for the quarter (10.2% net margin), a 5% increase when compared to net income of R$36 million in 3Q07 (11.6%) adjusted for capitalized interest. 3Q08 EPS were R$0.29, a 4% increase compared to EPS of R$0.28 in Q307.

 The backlog of results, net of sales tax, to be recognized under the PoC method reached R$711 million, a 69% increase over 3Q07.

 Gafisa’s land bank totaled R$13.1 billion at 3Q08, representing a 48% increase over 3Q07 and no material change over the previous quarter.

 Cash and cash equivalents totaled R$790 million at the end of the quarter, in addition to R$250 million in receivables of completed units available for securitization.

 98% of Tenda shareholders present at the general meeting approved the merger of Fit Residencial and Tenda. The transaction provides Gafisa with 60% of the shares of Tenda and consolidates its position as a leading lower income homebuilder.

Moody’s assigned a Ba2 corporate rating and a As3.br local scale rating.

Note: 2007 income statement numbers adjusted for capitalized interest. 1Q08, 2Q08 and 2007 adjusted to include land swaps.

CEO Commentary and Corporate Highlights for 3Q 2008

As we near the end of 2008, I am pleased to report that our efforts to establish strategic business units to serve the diverse and growing housing needs of the Brazilian population is resulting in strong operational and financial results for the Company. Our fundamentals are sound and at this time we continue to expect to deliver upon our previously announced guidance for launches and EBITDA margin for the full year of 2008. We have put in place the best organization, with the merger of Fit and Tenda, to drive our future growth in the lower income sector in Brazil. With all four of Gafisa’s housing segments contributing to our financial performance, we are now seeing strong improvements across the board, especially in our operating margins.

Over the last two years Gafisa has made several strategic acquisitions. Alphaville provides a unique product offering for higher income consumers through a well-known and highly-respected brand throughout Brazil and Tenda positions Gafisa as a leading provider of lower-end housing with a company that has the strongest balance sheet in the segment to serve the unmet housing demands of this growing socioeconomic group in Brazil. AlphaVille and Tenda now form key parts of Gafisa’s growth strategy and represent the kind of quality assets that we will continue to pursue in the future.

We have begun to see a more cautious approach to home purchase decision-making. This has been reflected in a slowing of our sales speeds during the third quarter, particularly in the higher-end segments. With our highly diversified range of products and geographies combined with our newly enhanced presence in the lower income segments, we have a distinct competitive advantage that will help us continue to grow even under challenging conditions. We will keep a close eye on this situation and, if needed, adjust our launch schedule to match prevailing consumer demand.

Brazil saw a dislocation in several of its markets over the last month, including in equities, credit and foreign exchange. However, it appears that the banking system is, on average, well-capitalized. Eight banks in Brazil concentrate 85% of total bank sector assets and 82% of bank credits in Brazil. And, with the implementation of MP 443, an Act with the force of law, swift action has been taken to provide flexibility to the central government to act quickly and provide stability to the financial system if and when it is needed. Yet, over the last few months some of the smaller banks have seen liquidity problems as the larger banks have cut back on their lending to those entities. As a result, access to corporate debt and working capital for many in our sector has dried up. Fortunately, Gafisa is not in this position as we have long-standing relationships with some of Brazil’s largest banks with sufficient credit lines for our development projects already approved. We have a substantial portion of our financing needs underway in addition to R$250 million in receivables of completed units available for securitization and more than $790 million in cash and cash equivalents to assurer our capacity to deliver, we are confident that we have the financial capacity to meet our goals.

In general, we expect that working capital financing for the real estate sector will loosen, as just last Thursday evening the government announced the availability of an additional R$10 billion for financing of up to 20% of each development, at a rate of TR+10% to TR+11%. These funds come from the 65% lending requirement of savings deposits to the sector which were previously restricted to construction or mortgage financing.

On the mortgage availability side, savings as a source of funding still continues to grow, albeit at a slower pace. As of September savings accounts grew to R$205 billion, an increase of 19% over the previous year’s balance, while mortgages in the first nine months of 2008 grew by 89% to R$22.8 billion as compared to 2007.

Finally, we were pleased to report at the end of October that our strategic investor, Equity International (“EI”) increased its stake in the Company to 18.7% through the purchase of 3.3 million ADRs (6.6 million common shares.) We enjoy a strong working relationship with the EI team and have benefited from their sage advice time after time. We believe their increased share holding is a strong vote of confidence in our performance to date as well as for the Company’s prospects for the future.

Wilson Amaral
CEO – Gafisa S.A.

Recent Developments

Leadership in Low Income Segment Enhanced:

On October 21, the merger of Fit Residencial and Construtora Tenda S.A. (“Tenda”, Bovespa: TEND3) was approved by 98% of Tenda shareholders present at a general meeting, strengthening Gafisa and Tenda’s leadership in the low income homebuilding segment. Gafisa now holds 60% of the total capital and voting shares and HPJO Participações S.A. (“HPJO”), the former control group, now holds 20% of the shares, which will continue to trade as a separate company on the Novo Mercado of the São Paulo Stock Exchange (Bovespa).

Gafisa invested R$438 million in Fit prior to its incorporation into Tenda. With the conclusion of the transaction, Tenda will have the strongest balance sheet among dedicated lower income homebuilders, with over R$1 billion in equity.

Tenda now has an expanded coverage of the low income segment to focus on the population that earns 4 to 20 times the Brazilian minimum wage. The larger range of product offerings will include both high- and low-rise properties and will be offered on a broader geographic scale.

A new Board of Directors was elected for Tenda consisting of five members proposed by Gafisa and two members proposed by HPJO. On an interim basis, Wilson Amaral, CEO of Gafisa, shall serve as CEO of Tenda and Alceu Duilio Calciolari, CFO of Gafisa shall serve as CFO of Tenda. A new CEO and CFO are expected to be announced in the coming months.

Strategic Investor Increases Participation:

On October 20, Gafisa announced that Equity International (“EI”), the privately held investment company focused on real estate-related businesses operating outside the United States and co-founded by Sam Zell and Gary Garrabrant, had acquired an additional 3.3 million Gafisa ADRs representing 6.6 million shares. The new stake brings EI ownership of Gafisa outstanding shares up to 18.7% from 13.7% . A long-standing strategic investor in Gafisa, EI hold two seats on the Board of the Company and is a member of the investment committee.

Strengthens Accounting Practices:

In addition to land acquired through financial swaps, Gafisa now accounts for land acquired through product swaps, which previously did not flow through its financial statements. This has increased our revenue and cost recognition. In a financial swap, we pay the landowner a portion of the revenue stream of the project, while in a product swap, we only pay the landowner with completed units at the end of the project. Prior to this quarter, product swaps were off-balance sheet items. To increase transparency, Gafisa now will run the value of product swaps through the income statement which will impact both revenues and COGS, increasing gross profit.

SAP and SOX implementation:

The implementation of the SAP management information system is on track and will serve as an important tool in managing the company’s operations as it continues to grow and offer diversified housing products as well as fulfills its requirements under Sarbanes-Oxley (“SOX”). In October 2008 we began the SOX certification testing period.

Moody’s Ba2/Aa3.br Rating:

On August 13 Gafisa received a Ba2 corporate rating and an Aa3.br local scale corporate rating from Moody’s. According to Moody’s, the rating reflects Gafisa’s strong market share position, diversification in terms of product portfolio and geographic location of operations, as well as strategic land bank to support continued future growth. This adds to a Fitch rating of A(bra) and Standard & Poor’s rating of BrA.

Operating and Financial Highlights (R$000)	3Q08	3Q07(1)(2)	Change	9M08(2)	9M07(1)(2)	Change
Project Launches (% Gafisa)	762,449	425,727	79%	2,293,032	1,199,546	91%
Project Launches (100%)	1,062,153	616,171	72%	3,255,243	1,640,278	98%
Project Launches (Units) (100%)	4,376	2,918	50%	13,914	7,479	86%
Project Launches (Units) (% Gafisa)	3,575	2,766	29%	9,875	6,240	58%
Pre-Sales (% Gafisa)	503,722	366,912	37%	1,559,656	964,193	62%
Pre-Sales from Current Year Launches (% Gafisa)	333,221	270,512	23%	869,198	570,033	52%
Pre-Sales from Inventory at End of Prior Year (% Gafisa)	170,501	96,400	77%	690,458	394,150	75%
Pre-Sales (100%)	606,881	503,053	21%	2,020,332	1,248,577	62%
Pre-Sales (Units) (100%)	2,974	1,962	52%	9,162	4,954	85%
Pre-Sales (Units) (% Gafisa)	2,704	1,870	45%	7,166	4,254	68%
Average Sales Price (R$/sq m) (100% exc. lots)	2,477	3,028	(18%)	2,787	2,876	(3%)

Net Operating Revenues	373,632	313,219	19%	1,149,879	814,080	41%
Gross Profits	130,793	90,898	44%	387,606	239,960	64%
Gross Margin	35.0%	29.0%	599 bps	33.7%	29.1%	460 bps
EBITDA	64,343	46,016	40%	195,154	118,662	64%
EBITDA Margin	17.2%	14.7%	253 bps	17.0%	14.6%	240 bps
Extraordinary Expenses (3)	-	-	-	-	30,174	-
Net Income	37,970	36,336	5%	139,781	65,028	115%
Net Margin	10.2%	11.6%	(144 bps)	12.2%	8.0%	417 bps
Earnings per Share	0.29	0.28	4%	1.08	0.53	105%
Average number of shares, basic	129,849,047	129,258,353	0%	129,591,117	123,713,380	5%

Backlog of Revenues	2,045	1,209	69%
Backlog of Results (4)	711	421	69%
Backlog Margin (4)	34.7%	34.8%	(23 bps)

Net Debt and Obligation to Investors (Cash)	886,822	4,455	19,806%
Cash	790,325	372,092	112%
Shareholders’ Equity	1,688,596	1,497,862	13%
Total Assets	4,606,797	2,561,463	80%

(1)	2007 financial results are adjusted for capitalized interest here, see Table 13. 9M07 also adjusted for Extraordinary Expenses.
(2)	1Q08, 2Q08 and 2007 adjusted to include land swaps.
(3)	NYSE follow-on offering.
(4)	Backlog of results net of sales tax of 3.65%.

Launches

The total number of units launched by Gafisa increased by 29%, to 3,575 in the third quarter as compared to 3Q07. Potential sales value grew by 79% to R$762.4 million with 44% of launches in new markets outside of the states of São Paulo and Rio de Janeiro. The Gafisa segment accounted for 65% of launches. Fit launched R$186 million to reach R$470 million in 2008, including its first two launches in the state of Rio de Janeiro. Bairro Novo launched its second project in Camaçari, Bahia (Northeast region).

The tables below detail new projects launched in the third quarter and the first nine months of 2007 and 2008:

Table 1 – Launches per Company (Gafisa %)		3Q08	3Q07	3Q08 x 3Q07	9M08	9M07	9M08 x 9M07
Gafisa	PSV (R$ 000) (Company %)	499,616	298,554	67%	1,585,950	1,020,382	55%
	Units (Company %)	1,121	991	13%	4,234	3,955	7%
	R$ 000/Unit	446	301	48%	375	258	45%
	R$/m²	3,459	2,839	22%	3,350	2,631	27%
	Area (m²)	144,442	105,167	37%	473,435	387,770	22%

AlphaVille	PSV (R$ 000) (Company %)	50,937	82,185	(38%)	211,335	117,203	80%
	Units (Company %)	286	950	(70%)	1,382	1,276	8%
	R$ 000/Unit	178	87	106%	153	92	66%
	R$/m²	303	132	129%	227	152	49%
	Area (m²)	168,109	622,155	(73%)	993,002	772,184	21%

Fit	PSV (R$ 000) (Company %)	186,585	44,988	315%	470,435	61,962	659%
	Units (Company %)	1,518	475	220%	3,609	658	448%
	R$ 000/Unit	123	95	30%	130	94	38%
	R$/m²	2,015	1,773	14%	2,140	1,803	19%
	Area (m²)	92,598	25,368	265%	219,822	34,367	540%

Bairro Novo	PSV (R$ 000) (Company %)	25,311	-	-	25,311	-	-
	Units (Company %)	325	-	-	325	-	-
	R$ 000/Unit	78	-	-	78	-	-
	R$/m²	-	-	-	-	-	-
	Area (m²)	233,507	-	-	233,507	-	-

Total	PSV (R$ 000) (Company %)	762,449	425,727	79%	2,293,032	1,199,546	91%
	Units (Company %)	3,575	2,766	29%	9,550	5,889	62%
	Area (m²)	599,035	752,690	(20%)	1,859,766	1,194,321	56%

R$ 000
Table 2 – Launches per Region (Gafisa %)		3Q08	3Q07	3Q08 x 3Q07	9M08	9M07	9M08 x 9M07
Gafisa	São Paulo	185,208	143,634	29%	637,489	473,583	35%
	Rio de Janeiro	137,016	35,576	285%	330,900	276,247	20%
	New Markets	177,392	119,345	49%	617,560	270,552	128%
	Total Gafisa	499,616	298,554	67%	1,585,950	1,020,382	55%

AlphaVille	São Paulo	-	7,312	-	-	7,312	-
	Rio de Janeiro	-	51,737	-	29,343	51,737	(43%)
	New Markets	50,937	23,136	120%	181,992	58,154	213%
	Total AlphaVille	50,937	82,185	(38%)	211,335	117,203	80%

Fit	São Paulo	-	-	-	69,464	16,974	309%
	Rio de Janeiro	106,265	-	-	106,265	-	-
	New Markets	80,321	44,988	79%	294,707	44,988	555%
	Total Fit	186,585	44,988	315%	470,436	61,962	659%

Bairro Novo	New Markets	25,311	-	-	25,311	-	-

Total	São Paulo	185,208	150,946	23%	706,954	497,869	42%
	Rio de Janeiro	243,281	87,312	179%	466,508	327,984	42%
	New Markets	333,960	187,469	78%	1,119,570	373,693	200%

Total		762,449	425,727	79%	2,293,032	1,199,546	91%

Pre-Sales

Pre-sales contracts in the quarter increased 37% to R$504 million as compared to the third quarter of 2007 and reached 66% of new launches. Consistent with the company’s strategy of geographic diversification, pre-sales in new markets more than doubled to R$250 million as compared to the previous years’ third quarter.

The tables below set forth a breakdown of sales for the third quarter and the first nine months of 2007 and 2008:

Table 3 – Pre-Sales per Company (Gafisa %)		3Q08	3Q07	3Q08 x 3Q07	9M08	9M07	9M08 x9M07
Gafisa	PSV (R$ 000)	310,480	285,401	9%	1,045,228	829,301	26%
	Units	1,097	924	19%	2,961	2,900	2%
	R$ 000/Unit	283	309	(8%)	353	286	23%
	R$/m²	2,739	2,996	(9%)	3,191	2,800	14%
	Area m²	113,370	95,266	19%	327,602	296,138	11%

AlphaVille	PSV (R$ 000)	52,587	76,442	(31%)	184,484	119,111	55%
	Units	364	908	(60%)	1,001	1,197	(16%)
	R$ 000/Unit	144	84	72%	184	100	85%
	R$/m²	265	95	181%	322	123	162%
	Area m²	198,299	808,608	(75%)	572,799	969,736	(41%)

Fit	PSV (R$ 000)	123,554	5,069	2337%	302,437	15,782	1816%
	Units	993	38	2514%	2,818	157	1695%
	R$ 000/Unit	124	133	(7%)	107	101	7%
	R$/m²	2,200	2,727	(19%)	2,060	2,027	2%
	Area m²	56,161	1,859	2922%	146,814	7,786	1786%

Bairro Novo(1)	PSV (R$ 000)	17,100	-	-	27,507	-	-
	Units	249	-	-	386	-	-
	R$ 000/Unit	69	-	-	71	-	-
	R$/m²	1.355	-	-	1.446	-	-
	Area m²	12,616	-	-	19,017	-	-

Total	PSV (R$ 000)	503,722	366,912	37%	1,559,656	964,193	62%
	Units	2,704	1,870	45%	7,166	4,254	68%
	Area m²	380,447	905,733	(58%)	1,066,232	1,273,660	(16%)

R$ 000
Table 4 – Pre-Sales per Region (Gafisa %)		3Q08	3Q07	3Q08 x 3Q07	9M08	9M07	9M08x 9M07
Gafisa	São Paulo	135,168	169,590	(20%)	455,207	443,043	3%
	Rio de Janeiro	57,618	42,526	35%	250,909	211,009	19%
	New Markets	117,694	73,284	61%	339,112	175,248	94%
	Total Gafisa	310,480	285,401	9%	1,045,228	829,301	26%

AlphaVille	São Paulo	954	7,312	(87%)	6,562	9,036	(27%)
	Rio de Janeiro	4,978	24,316	(80%)	10,200	24,316	(58%)
	New Markets	46,655	44,814	4%	167,722	85,759	96%
	Total AlphaVille	52,587	76,442	(31%)	184,484	119,111	55%

Fit	São Paulo	50,672	3,395	1,393%	136,391	12,900	957%
	Rio de Janeiro	1,769	-	-	1,769	-	-
	New Markets	71,113	1,674	4,148%	164,277	2,882	5,600%
	Total Fit	123,554	5,069	2,337%	302,437	15,782	1,816%

Bairro Novo (1)	São Paulo	2,194	-	-	12,600	-	-
	New Markets	14,907	-	-	14,907	-	-
	Total Bairro Novo	17,100	-	-	27,507	-	-

Total	São Paulo	188,988	180,297	5%	610,761	464,979	31%
	Rio de Janeiro	64,365	66,843	(4%)	262,879	235,326	12%
	New Markets	250,369	119,772	109%	686,017	263,889	160%

Total		503,722	366,912	37%	1,559,657	964,194	62%

(1) Bairro Novo figures presented in this report correspond to Gafisa’ stake of 50% in the company

Sales Velocity

Sales velocity during the third quarter of 2008 was a total of 18% for the Company. The low income segments showed the highest speeds at 24% for Fit and 42% for Bairro Novo. We have begun to see a more cautious approach to home purchase decision-making, which was reflected in a slowing of our sales speeds during the third quarter, particularly in the higher-end segments. We will keep a close eye on this situation and, if needed, adjust our launch schedule to match prevailing consumer demand.

Sales velocity is calculated as follows:

                   3Q08 Pre-Sales
Inventory End 2Q08 + 3Q08 Launches

Table 5 – 3Q08 Sales Velocity
	2Q08	3Q08		3Q08	VSO
	Inventory (a)	Launches (b)	(a)+(b)	Pre-Sales
Gafisa	1,520,990	499,616	2,020,605	310,480	15%
AlphaVille	227,070	50,937	278,007	52,587	19%
Fit	330,889	186,585	517,474	123,554	24%
Bairro Novo	14,947	25,311	40,258	17,100	42%
Total Gafisa	2,093,895	762,449	2,856,344	503,722	18%

Table 6 – Sales from 2007 Inventory and 2008 Launches
	Launches (Co %)		Sales / Launches	Sales	Sales
		Sales		from 2008	from 2007
				Launches	Inventory
1Q08	577,888	502,260	87%	203,621	298,639
2Q08	952,693	553,674	58%	332,356	221,318
3Q08	762,449	503,722	66%	333,221	170,501

9M08	2,293,032	1,559,656	68%	869,198	690,458

Completed Projects

In this quarter, Gafisa completed five projects totaling 820 units. Fit completed its first development, Fit Jaçanã in São Paulo, 98% sold. The Gafisa segment completed four projects targeted at the mid to mid-high income segments in São Paulo and Rio de Janeiro.

The tables below list our products completed during the third quarter of 2008:

Table 7 – 3Q08 Completed Projects
			Launch Date			Area sq m	Units Co %	Company Stake	PSV
	Development	Date		Segment	Location				Co %
									R$ 000
Gafisa	Blue Land Bloco 1	Jul-08	Jun-06	MHI	Rio de Janeiro - RJ	9,169	120	100%	29,528
Gafisa	Sunplaza	Aug-08	Mar-06	MID	Rio de Janeiro - RJ	6,328	226	100%	32,709
Gafisa	Olimpic	Jul-08	Dec-05	MHI	São Paulo - SP	21,851	213	100%	51,638
Gafisa	Palm D’Or	Jul-08	Dec-05	MHI	São Paulo - SP	8,493	77	100%	27,314
Gafisa	Total					45,840	636	100%	141,189

Fit	Fit Jaçanã	Sep-08	Mar-07	MLOW	São Paulo - SP	11,157	184	100%	16,974

Total						56,996	820	100%	158,163

Table 8 – 9M08 Completed Projects per Company
		Area sq m	Units Co %	Company Stake	PSV
					Co %
					R$ 000
1Q08	Gafisa	204,844	635	97%	104,495

2Q08	Gafisa	49,163	271	100%	166,836
2Q08	AlphaVille	999,002	909	64%	57,394
2Q08	Total	1,048,165	1180		224,230

3Q08	Gafisa	45,840	636	100%	141,189
3Q08	Fit	11,157	184	100%	16,974
3Q08	Total	56,996	820		158,163

9M08		1,310,005	2,635		486,888

Gafisa, AlphaVille, Fit, Bairro Novo Revenue Contribution

The lower income businesses, Fit, which launched its first development in March 2007 and Bairro Novo, which launched in December 2007 have continued to increase their share of contribution to pre-sales and revenues based on the Percentage of Completion (“PoC”) accounting method.

Table 9 – Revenues over Launches and Pre-Sales per Line
9M08	Gafisa	AlphaVille	Fit	Bairro Novo	Total
Launches	1,585,950	211,335	470,435	25,311	2,293,032
Pre-Sales	1,045,228	184,484	302,437	27,507	1,559,656
Revenues	873,376	176,061	80,785	19,657	1,149,879
Launches Share	69%	9%	21%	1%	100%
Pre-Sales Share	67%	12%	19%	2%	100%
Revenue Share	76%	15%	7%	2%	100%

Revenues/ Launches	55%	83%	17%	78%	50%
Revenues/ Pre-Sales	84%	95%	27%	71%	74%

Land Reserves

Our land bank reached approximately R$13.1 billion, composed of 220 different sites in 66 cities in 21 states, totaling 7.3 million square meters, equivalent to 68,506 units. This ensures our ability to continue to grow launches and sales over the near term.

Just under three quarters of our land bank were acquired through swaps, in those cases we do not pay any cash for the right to use the land in the future. In a financial swap, we pay the landowner a portion of the revenue stream of the project, in a product swap, we only pay the landowner with completed units at the end of the project.

In accordance with our land bank diversification strategy, at the end of the quarter 43% of the consolidated land bank was outside of the Rio de Janeiro and São Paulo states. This gives the company added flexibility in developing properties in areas that will generate the highest returns at different points in time. In the third quarter, Gafisa launched projects in 13 different states.

The table below shows a detailed breakdown of our current land bank:

		Future Sales R$000 %Gafisa	% Swap[1]	Usable Area sqm 000 % Gafisa	Potential Units (% Gafisa)	Potential Units (100%)
Table 10 – Land Bank per Region

Gafisa	São Paulo	3,764	32%	1,391	9,397	9,875
	Rio de Janeiro	1,148	19%	544	3,090	3,247
	New Markets	2,841	76%	1,663	9,695	13,301

	Total Gafisa	7,754	47%	3,598	22,182	26,422

AlphaVille	São Paulo	1,077	100%	841	7,087	16,879
	Rio de Janeiro	108	100%	66	418	755
	New Markets	1,728	99%	1,401	8,859	15,319

	Total AlphaVille	2,914	99%	2,308	16,365	32,953

Fit Residencial	São Paulo	1,118	16%	571	12,638	10,330
	New Markets	515	7%	228	5,158	3,557

	Total Fit	1,633	16%	799	17,796	13,887

Bairro Novo	São Paulo	48	0%	31	690	1,380
	Rio de Janeiro	230	81%	197	3,746	7,492
	New Markets	524	92%	376	7,727	15,454

	Total Bairro Novo	802	82%	604	12,163	24,326

Total		13,103	73%	7,309	68,506	97,588

(1) % Swap refers to the swap portion over total land costs.

Table 11 – Financial Swaps and Product Swaps
	Swap	Financial	Product
		Swap	Swap
Gafisa	47%	6%	94%
AlphaVille	99%	100%	0%
Fit Residencial	16%	12%	88%
Bairro Novo	82%	100%	0%

Land Swaps

This quarter we began to account for land acquired through product swaps in our income statement, targeting best accounting practices. Previously, product swaps did not flow through our income statements while we did account for financial swaps.

The table below shows the effect of land swap accounting since 2007:

Table 12 – Land for Product Swap Effect (R$ 000)
	9M08	3Q08	2Q08	1Q08	2007	4Q07	3Q07	2Q07	1Q07
Swap Effect on Gross Revenues	27,175	5,313	9,008	12,855	20,088	4,872	4,841	6,267	4,108
Swap Effect on Net Revenues	26,184	5,119	8,679	12,386	19,354	4,694	4,664	6,038	3,958
Swap Eeffect on COGS	(18,538)	(3,664)	(6,318)	(8,556)	(13,415)	(3,255)	(3,214)	(4,152)	(2,794)
Swap Effect on Gross Profit	7,646	1,455	2,361	3,830	5,939	1,439	1,450	1,886	1,164

Net Revenues inc. Land Swaps	1,149,879	373,632	444,380	331,868	1,191,529	377,449	313,219	272,586	228,275
COGS inc. Land Swaps	762,273	242,839	298,392	221,042	810,329	241,524	219,038	190,619	159,148
Gross Profit inc. Land Swaps	387,606	130,793	145,988	110,826	381,200	135,925	94,181	81,967	69,127

Capitalized Interest

Targeting best accounting practices, in 4Q07 we began to capitalize interest cost from corporate debt (mostly raised in 2007) and to recognize it on a percentage of completion basis. Accordingly, since 4Q07 we account for interest expenses on the COGS line of our income statement, thus impacting our gross margin.

In our 4Q07 earnings statements, we adjusted capitalized interest for the whole year 2007 in the fourth quarter, In the table below, we show how 2007 capitalized interest allocated among the four quarters of 2007 would have affected each quarter’s income statements, to help make the two first quarters of 2008 more comparable to 2007:

Table 13 – Capitalized Interest Effect (R$000)
	3Q08	2Q08	1Q08	4Q07	3Q07	2Q07	1Q07	2007
COGS	(6,746)	(4,357)	(2,749)	(3,220)	(3,283)	(2,600)	(2,433)	(11,535)
Financial Expenses	24,138	17,074	16,626	9,087	9,264	7,339	6,865	32,554
Income Taxes	(5,913)	(4,324)	(4,718)	(1,995)	(2,034)	(1,611)	(1,507)	(7,146)

Net Income	11,479	8,393	9,159	3,872	3,947	3,128	2,925	13,873
Earnings per share (R$)	0.09	0.06	0.07	0.03	0.03	0.02	0.02	0.11

Properties for Sale (Current Assets)	65,023	47,631	34,914					21,037

3Q08 Revenues

Net operating revenues for 3Q08 rose 19% to R$373.6 million from R$308.5 million in 3Q07, with revenues for the first nine months reaching R$1.1 billion.

Revenues for the industry are recognized based on actual cost versus total budgeted costs of land and construction (Percentage of Completion method or PoC method) and the pre-sales portfolio is recognized in future periods even if the company has already completely pre-sold developments.

The table below presents detailed information of pre-sales and recognized revenues by launch year:

Table 14 – Pre-sales x Recognized Revenues
		3Q08		% of		3Q07		% of
R$ 000	Pre-Sales	% of Total	Revenues	Revenues	Pre-Sales	% of Total	Revenues	Revenues
Launched in 2008	369,937	73%	54,921	15%	-	-	-	-
Launched in 2007	102,002	20%	136,714	37%	270,512	74%	73,466	23%
Launched up to 2006	31,783	6%	181,997	49%	96,400	26%	239,753	77%
Total	503,722	100%	373,632	100%	366,912	100.0%	313,219	100.0%

		9M08		% of		9M07		% of
R$ 000	Pre-Sales	% of Total	Revenues	Revenues	Pre-Sales	% of Total	Revenues	Revenues
Launched in 2008	892,756	57%	165,692	14%	-	-	-	-
Launched in 2007	516,656	33%	389,003	34%	570,033	59%	100,571	12%
Launched up to 2006	150,244	10%	595,184	52%	394,159	41%	713,509	88%
Total	1,559,656	100%	1,149,879	100%	964,193	100%	814,080	100%

(1) 2007 revenues not adjusted for land swap effect.

3Q08 Gross Profits

Gross profits for 3Q08 totaled R$130.8 million (R$90.9 million for 3Q07, adjusted for capitalized interest), an increase of 44%, reflecting continued robust demand for Gafisa properties in all market segments and geographies. Gross margin for 3Q08 was 35.0%, 599 basis points higher than 3Q07 and in the first nine months of 2008, gross profits totaled R$387.6 million (R$240.0 million for 3Q07, adjusted for capitalized interest), an increase of 64% and gross margin increased 460 basis points to 33.7%, due to a positive inflation impact over account receivables.

3Q08 Selling, General, and Administrative Expenses (SG&A)

Given Gafisa’s growth strategy, the company built dedicated management teams and the requisite infrastructure to support the diverse segments within our portfolio. Additionally, we enhanced our sales capacity during 2007. The second quarter of 2008 marked a turning point as we were able to leverage our business, with G&A as a percentage of launches, sales, and revenues declining. This trend continued in the third quarter. In addition, in 3Q08 we adjusted our provision for variable compensation to better reflect year to date performance, which had a positive impact on G&A. An increased sales effort caused a 111% growth in selling expenses in Q308 over Q307.

Table 15 – SG&A Expenses	3Q08	3Q07	9M08	9M07
Selling Expenses (R$ 000)	40,055	18,941	98,913	48,277
G&A Expenses (R$ 000)	23,680	28,173	88,618	74,453
SG&A Expenses (R $000)	63,735	47,114	187,531	122,730

Selling Expenses / Launches	5.3%	4.4%	4.3%	4.0%
G&A Expenses / Launches	3.1%	6.6%	3.9%	6.2%
SG&A / Launches	8.4%	11.1%	8.2%	10.2%

Selling Expenses / Sales	8.0%	5.2%	6.3%	5.0%
G&A Expenses / Sales	4.7%	7.7%	5.7%	7.7%
SG&A / Sales	12.6%	12.8%	12.0%	12.7%

Selling Expenses / Revenues	10.7%	6.0%	8.6%	5.9%
G&A Expenses / Revenues	6.3%	9.0%	7.7%	9.1%
SG&A / Revenues	17.1%	15.0%	16.3%	15.1%

Gafisa has adopted conservative accounting standards, especially with regards to the recognition of selling expenses. The only selling expenses that we defer are those associated with the showrooms, and this, as previously noted, negatively impacts our EBITDA margin. As can be seen on the table below, our deferred selling expenses are low and will be amortized on a PoC basis:

Table 16 – Deferred Selling Expenses	3Q08	3Q07	2Q08
Deferred Selling Expenses (R$ 000)	56,992	29,136	35,664
Deferred Selling Expenses / LTM Launches	1.7%	1.9%	1.2%
Deferred Selling Expenses / LTM Sales	2.6%	2.2%	1.7%
Deferred Selling Expenses / LTM Revenues	3.7%	2.4%	2.4%

2Q08 EBITDA

EBITDA for the third quarter totaled R$64.3 million, 40% higher than the R$46.0 million EBITDA adjusted for capitalized interest in 3Q07. As a percentage of net revenues, EBITDA increased from 14.7% in 3Q07 to 17.2% in 3Q08, a margin increase of 405 basis points. The EBITDA margin of 17.2% was achieved despite the increase in launches and associated selling expenses. In the first nine months of 2008 EBITDA totaled R$195.2 million with a margin of 17.0% . 9M08 EBITDA was 64% higher than the R$118.7 million EBITDA adjusted for capitalized interest of 9M07. Gafisa expects to sustain EBITDA margins of 16-17% for the remainder of the 2008.

3Q08 Depreciation and Amortization

Depreciation and amortization in 3Q08 amounted to R$5.3 million, compared to the R$2.0 million in 3Q07.

With regards to the amortization of the goodwill generated from the AlphaVille acquisition, we used a linear calculation for the 1Q07 and 2Q07 results, and, due to a change in amortization method, in 3Q07 and 4Q07 amortization was equal to zero. From 2008, we will amortize this goodwill through a progressive exponential calculation following the EBIT, in the percentages described below:

Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10
4.49%	6.28%	7.22%	10.11%	11.52%	14.02%	11.78%	11.67%	11.45%	11.46%

Amortization of the acquisition of AlphaVille amounted to R$3.2 million in 3Q08 and R$2.2 million in 2Q08.

3Q08 Financial Results

Net financial results totaled a positive R$14.7 million in 3Q08 compared to a negative R$3.4 million in 3Q07 adjusted for capitalized interest, mainly due to interest received on the increased cash balances and the capitalization of interest.

3Q08 Minority Interest

Minority interest in 3Q08 was R$19.9 million versus R$2.8 million in 3Q07, a 616% increase mainly due to a provision for payment of the Obligation to Investors (R$10 milion) and Alphaville results (R$10 million).

3Q08 Income Taxes

Net income taxes and social contribution for 3Q08 amounted to R$15.9 million versus R$8.7 million total contribution adjusted for capitalized interest in 3Q07, an 83% increase due in part to the growth of the company and in part due to the introduction of accounting of land for product swaps.

3Q08 Net Income and Earnings per Share

Net income in 3Q08 was R$38.0 million (10.2% of net revenues), compared to R$36.3 million in 3Q07 adjusted for capitalized interest (11.6% margin), an increase of 5%.

Earnings per share were R$0.29 in 3Q08 compared to R$0.28 in 3Q07 adjusted for capitalized interest. The average number of shares outstanding were 129,849,047 million during 3Q08 compared to 129,258,353 during 3Q07. Shares outstanding were 129,962,546 on September 30, 2008.

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method reached R$785.2 million in 3Q08, R$320.1 million higher than 3Q07 and R$47.8 million more than 2Q08. The introduction of accounting for product swaps in land acquisitions increases sales and costs, please see table 12 for additional information. The table below shows our revenues, costs and results to be recognized, as well as the amount of the corresponding costs and the expected margin:

Table 17 – Revenues and results to be recognized (R$ million)
	3Q08	2Q08	3Q07	3Q08 x 2Q08	3Q08 x 3Q07
Gross sales to be recognized—end of period	2,045.1	1,927.5	1,208,6	6%	69%
Net sales to be recognized (3.65% sales tax)	1,970.5	1,857.2	1,164.5	6%	69%
Cost of units sold to be recognized - end of period	(1,259.9)	(1,190.1)	(743,5)	6%	69%
Backlog of Results to be recognized	710.6	667.1	421.0	6%	69%
Backlog Margin - yet to be recognized	34.7%	34.6%	34.8%	14 bps	(13 bps)

Balance Sheet

Cash and Cash Equivalents

On September 30, 2008, cash and cash equivalents increased to R$790.3 million, 2.0% higher than R$775.0 million on June 30, 2008, and 112.4% higher than 3Q07’s R$372.1 million.

At the end of the quarter, Gafisa’s debt and obligations to investors totaled R$1,677.1 million, bringing a net debt and obligation to investors position of R$886.8 million. The detail of the debt breakdown is located on tables 23 and 24. Net debt and obligation to investors to equity ratio is 52.5% .

Accounts Receivable

Accounts receivable increased 4% to R$3.6 billion in September 2008, compared to R$3.4 billion in 2Q08, and 71% compared to R$2.1 billion in September 2007.

Table 18 – Revenues and Results to be Recognized (R$000)
Real Estate Development Receivables
	3Q08	3Q07	2Q08	3Q08 x 2Q08	3Q08 x 3Q07
Current	861,283	501,205	827,556	4.1%	71.8%
Long-term	745,464	384,934	732,753	1.7%	93.7%

Total	1,606,747	886,139	1,560,309	3.0%	81.3%

Receivables to be recognized on our balance sheet according to PoC method and Brazilian GAAP
	3Q08	3Q07	2Q08	3Q08 x 2Q08	3Q08 x 3Q07
Current	632,058	397,491	579,774	9.0%	59.0%
Long-term	1,311,768	793,972	1,280,628	2.4%	65.2%

Total	1,943,826	1,191,463	1,860,402	4.5%	63.1%

Total Accounts Receivables	3,550,573	2,077,602	3,420,711	3.8%	70.9%

Table 19 – Aging of Account Receivables Portfolio
Total	Up to Sep	Oct 2009 to	Oct 2010 to	Oct 2011 to	Oct 2012
	2009	Sep 2010	Sep 2011	Sep 2012	Onwards
3,550,573	1,493,341	615,415	756,924	368,615	316,278

Inventory (Properties for Sale)

Our inventory includes land paid in cash and swap transactions, construction in progress, and finished units. Our inventory reached R$1,612 million in 3Q08, an increase of 92% as compared to R$838 million registered in 3Q07 due to land acquisitions in cash (more details in the “Land Reserves” section of this report) and developments under construction.

Table 20 – Inventory (R$ 000)	3Q08	2Q08	3Q07	3Q08 x 2Q08	3Q08 x 3Q07
Land	708,715	659,362	290,129	7.5%	144.3%
Properties under construction	826,443	660,070	509,336	25.2%	62.3%
Units completed	76,514	77,646	38,624	-1.5%	98.1%

Total	1,611,672	1,397,078	838,089	15.4%	92.3%

Current	1,443,812	1,310,114	752,445	10.2%	91.9%
Long-term	167,860	86,964	85,644	93.0%	96.0%

Total	1,611,672	1,397,078	838,089	15.4%	92.3%

Table 21 – Inventory at Market Value per Year (Gafisa %)
	3Q08	2Q08	3Q07	3Q08 x 2Q08	3Q08 x 3Q07
Launches from 2008	1,538,664	1,001,569	-	-	54%
Launches from 2007	658,116	744,143	642,934	2%	(112%)
Launches from 2006	146,531	152,284	221,270	(34%)	(4%)
Prior to 2005	192,065	195,899	263,936	(27%)	(2%)

PSV	2,535,376	2,093,895	1,128,140	125%	21%

Launches from 2008	6,575	4,968	-	-	32%
Launches from 2007	2,811	3,554	3,724	(25%)	(21%)
Launches from 2006	447	621	971	(54%)	(28%)
Prior to 2005	808	1,247	1,168	(31%)	(35%)

Units	10,640	10,390	5,863	81%	2%

Table 22 – Inventory at Market Value per Company
	3Q08	2Q08	3Q07	3Q08 x 2Q08	3Q08 x 3Q07
Gafisa	1,811,578	1,520,990	897,078	19%	102%
AlphaVille	227,019	227,070	184,881	0%	23%
Fit Residencial	471,179	330,889	46,180	42%	920%
Bairro Novo	25,600	14,947	-	71%	-

Total	2,535,376	2,093,895	1,128,140	21%	125%

Liquidity

The following table sets forth information on our indebtedness. In the third quarter of 2008, Gafisa raised R$200 million in working capital, reflecting our strong credit rating and cash position. In addition, we have R$250 million of receivables of completed units available to securitize.

We have a total of R$3.5 billion in construction finance lines of credit provided by all of the major banks in Brazil. At this time we have R$1.6 billion in signed contracts and R$1.2 billion in contracts in process, giving us additional availability of R$682 million.

We do not have exposure to foreign currency through financial instruments. We have R$200 million of debt raised by banks in foreign currency, those were swaped into CDI.

As of September 30, 2008, our net debt and obligation to investors to equity ratio was 52.5% compared to 37.3% in 2Q08.

Table 23 – Debt and Obligation to Investors Breakdown (R$ 000)
Type of Transaction	Rates	3Q08	2Q08	3Q07
Debentures	1.3% p.a. + CDI	242,775	249,570	242,043
2008 Debenture	107.2% of CDI	263,415	254,659	-
Construction Financing (SFH)	6.2-11.4% p.a. + TR	276,031	229,049	42,134
Downstream Merger obligation	10-12%p.a. + TR	9,961	11,187	14,569
Funding for developments	6.2% p.a. + TR	2,090	2,296	-
Working Capital	104-112% of CDI	437,887	214,432	77,801
Other (AlphaVille)	0.66-3.29% p.a. + CDI	144,988	122,962	-

Total Debt		1,377,147	1,084,155	376,547

Total Cash		790,325	775,009	372,092

Obligation to Investors		300,000	300,000

Net Debt and Obligation to Investors (Cash)		886,822	609,146	4,455

Debt and obligation to investors payment schedule as of September 30, 2008:

Table 24 – Debt and Obligation to Investors Maturity (R$ 000)
	Total	2008	2009	2010	2011	2012 and later
Debentures	506,190	16,190	48,000	96,000	96,000	250,000
Construction Financing (SFH)	276,031	36,411	139,395	83,217	17,008	-
Downstream Merger obligation	9,961	3,242	4,743	1,976	-	-
Funding for developments	2,090	251	961	878	-	-
Working Capital	437,887	-	237,887	100,000	100,000	-
Other (AlphaVille)	144,988	6,221	3,542	31,297	36,256	67,672
Obligation to Investors	300,000	-	-	-	-	300,000

Total	1,677,147	62,315	434,528	313,368	249,264	617,672

Gafisa’s corporate ratings are as follows:

Rating Agency		Rating	Outlook	Updated
Moody’s	International	Ba2	Stable	August 13, 2008
Moody’s	Local	Aa3.br	Stable	August 13, 2008
Fitch Ratings	Local	A (bra)	Stable	May 2, 2008
Standard & Poor’s	Local	Br A	Stable	June 19, 2007

Outlook

As of October 21st, Gafisa’s financial statements will consolidate 100% of Construtora Tenda S.A, while the stake we do not own will flow out through the Minority Shareholder’s line.

Gafisa has a robust pipeline of developments and the necessary financing to continue to launch developments in accordance with its announced guidance for the full year of 2008 as long as demand remains in place. Therefore, the company is maintaining its launch guidance for 2008 of R$3.5 billion, which is equivalent to R$3.3 billion excluding R$200 million of Fit launches in the fourth quarter that will be consolidated into Tenda. EBITDA margin guidance for the full year 2008 remains in the range of 16 to 17%.

Glossary

Backlog of Results – As a result of the Percentage of Completion Method of recognizing revenues, we recognize revenues and expenses over a multi-year period for each residential unit we sell. Our backlog of results represents revenues minus costs that will be incurred in future periods from past sales.

Backlog of Revenues – As a result of the Percentage of Completion Method of recognizing revenues, we recognize revenues over a multi-year period for each residential unit we sell. Our backlog represents revenues that will be incurred in future periods from past sales.

Backlog Margin – Equals to “Backlog of results” divided “Backlog of Revenues” to be recognized in future periods.

Land Bank – Land that Gafisa holds for future development paid either in Cash or through swap agreements. Each decision to acquire land is analyzed by our investment committee and approved by our board of directors.

PoC Method – Under Brazilian GAAP, real estate development revenues, costs and related expenses are recognized using percentage-of-completion (“PoC”) method of accounting by measuring progress towards completion in terms of actual costs incurred versus total budgeted expenditures for each stage of a development.

Pre-sales – Contracted pre-sales are the aggregate amount of sales resulting from all agreements for the sale of units entered into during a certain period, including new units and units in inventory. Contracted pre-sales will be recorded as revenue as construction progresses (PoC method). There is no definition of "contracted pre-sales'' under Brazilian GAAP.

HIG (High Income) – segment with residential units sold at minimum price of R$3,600 per square meter.

MHI (Mid-High) – segment with residential units sold at prices ranging from R$2,800 to 3,600 per square meter.

MID (Middle Income) – segment with residential units sold at prices ranging from R$2,300 to 2,800 per square meter.

MLOW (Mid-Low) – segment with residential units sold at prices ranging from R$1,800 to 2,300 per square meter.

AEL (Affordable Entry Level) – residential units targeted to the mid-low and low income segments with prices below R$1,800 per square meter.

LOT (Urbanized Lots) – land subdivisions, or lots, with prices ranging from R$150 to R$600 per square meter.

COM (Commercial buildings) – Commercial and corporate units developed only for sale with prices ranging from R$3,000 to R$7,000 per square meter.

SFH Funds – Funds from SFH are originated from the Governance Severance Indemnity Fund for Employees (FGTS) and from savings accounts deposits. Banks are required to invest 65% of the total savings accounts balance in the housing sector, either to final customers or developers, at lower interest rates than the private market.

Swap Agreements – A system in which we grant the land-owner a certain number of units to be built on the land or a percentage of the proceeds from the sale of units in such development in exchange for the land. By acquiring land through this system, we intend to reduce our cash requirements and increase our returns.

PSV – Potential Sales Value.

About Gafisa
We are one of Brazil’s leading diversified national homebuilders. Over the last 50 years, we have been recognized as one of the foremost professionally-managed homebuilders, having completed and sold more than 950 developments and constructed almost 40 million square meters of housing, which we believe is more than any other residential development company in Brazil. We believe “Gafisa” is one of the best-known brands in the real estate development market, enjoying a reputation among potential homebuyers, brokers, lenders, landowners and competitors for quality, consistency and professionalism.

Investor Relations
Julia Freitas Forbes
Phone: +55 11 3025-9297
Email: ri@gafisa.com.br
Website: www.gafisa.com.br/ir

Media Relations (Brazil)
Patrícia Queiroz
Máquina da Notícia Comunicação Integrada
Phone: +55 11 3147-7409
Fax: +55 11 3147-7900
E-mail: patricia.queiroz@maquina.inf.br

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Gafisa. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

2008 Launches by Quarter

		Launch			Area	Units	Company	PSV	% sold
Company	Project	Date	Segment	Location	(sqm)	(Co%)	Stake	(Company%)	up to
									Sep/08
Fit	Citta Vila Allegro	March	AEL	Salvador - BA	11,099	149	50%	28,585	77%

1Q08	Total Fit				11,099	149	50%	28,585	77%

Fit	Fit Terra Bonita	April	MID	Londrina - PR	11,357	155	51%	23,455	14%
Fit	Città Lauro de Freitas	May	MID	Salvador - BA	8,826	152	50%	16,813	80%
Fit	Fit Coqueiro - Stake Acquisition	June	AEL	Belém - PA	-	114	70%	10,609	100%
Fit	Fit Mirante do Parque	June	MID	Belém - PA	18,618	252	60%	41,015	51%
Fit	Fit Parque da Lagoinha	June	AEL	Riberão Preto - SP	10,225	159	75%	17,123	41%
Fit	Fit Palladium	June	MID	Curitiba - PR	10,345	160	70%	24,132	78%
Fit	Fit Planalto	June	MID	São Bernardo - SP	25,023	472	100%	52,341	48%
Fit	Fit Mirante do Lago Fase 1	June	MID	Ananindeua - PA	21,734	323	70%	50,493	21%
Fit	Jardim Botânico (Paraiba)	June	MID	João Pessoa - AL	9,998	155	50%	19,284	7%

2Q08	Total Fit				116,125	1,942	66%	255,265	44%

Fit	Fit Vida Nova	July	MID	São Gonçalo - RJ	15,184	281	90%	35,422	2%
Fit	Fit Araguaia Phase 1	August	MID	Goiania - GO	20,125	318	60%	40,417	4%
Fit	Fit Parque Maceió	August	MID	Maceió - AL	13,494	235	50%	23,707	17%
Fit	Fit Vivai	September	MID	Campos Goytacazes - RJ	37,376	576	90%	70,842	2%
Fit	Fit Cristal	September	MID	Porto Alegre - RS	6,419	108	70%	16,197	17%

3Q08	Total Fit				92,598	1,518	72%	186,585	5%

9M08	Total Fit				219,822	3,609	73%	470,435	30%

AlphaVille	Londrina Phase 2	January	LOT	Londrina - PR	67,060	173	63%	17,230	40%
AlphaVille	Jacuhy Phase 2	March	LOT	Serra - ES	115,688	215	65%	41,291	48%

1Q08	Total AUSA				182,748	388	64%	58,521	45%

AlphaVille	Cuiabá II	May	LOT	Cuiabá - MT	150,896	227	60%	24,112	32%
AlphaVille	João Pessoa	June	LOT	João Pessoa - PB	61,782	60	50%	13,580	100%
AlphaVille	Manaus II	June	LOT	Manaus - AM	166,938	209	63%	34,841	78%
AlphaVille	Costa do Sol Phase 2	June	LOT	Rio das Ostras - RJ	202,528	212	58%	29,343	13%

2Q08	Total AUSA				582,145	708	58%	101,877	51%

AlphaVille	Litoral Norte II	September	LOT	Camaçari - BA	99,537	244	63%	26,737	23%
AlphaVille	Manaus Comercial	September	LOT	Manaus - AM	28,951	42	60%	10,600	23%
AlphaVille	João Pessoa (acquisition)	September	LOT	João Pessoa - PB	-	-	100%	13,600	100%

3Q08	Total AUSA				128,488	286	74%	50,937	44%

9M08	Total AUSA				893,381	1,382	65%	211,335	48%

Gafisa	Costa Maggiore	January	HIG	Cabo Frio - RJ	4,693	30	50%	24,052	87%
Gafisa	VP Horto Fase 2	January	HIG	Salvador - BA	22,298	92	50%	87,807	99%
Gafisa	Pablo Picasso	January	HIG	João Pessoa - PB	4,188	12	50%	12,632	26%
Gafisa	Nova Petrópolis	March	MHI	São Bernardo - SP	36,789	268	100%	108,479	35%
Gafisa	Terraças - Alto da Lapa	March	MHI	São Paulo - SP	23,248	182	100%	72,701	67%
Gafisa	Raízes Granja Viana	March	MHI	Cotia - SP	8,641	35	50%	25,994	32%
Gafisa	Verdemar	March	MHI	Guarujá - SP	13,084	80	100%	44,479	52%
Gafisa	London Green Fase 2	March	HIG	Niterói - RJ	15,009	140	100%	54,719	72%
Gafisa	Carpe Diem	March	MHI	Rio de Janeiro - RJ	10,012	91	80%	29,461	46%
Gafisa	Magnific	March	HIG	Goiânia - GO	9,225	27	100%	30,458	61%

1Q08	Total Gafisa				147,188	956	78%	490,782	61%

Gafisa	Reserva Laranjeiras	April	HIG	Rio de Janeiro - RJ	11,740	108	100%	61,818	97%
Gafisa	Carpe Diem - Belém	May	MHI	Belém -PA	9,766	63	70%	32,457	47%
Gafisa	Grand Park Águas Fase 2	May	MID	São Luis - MA	6,480	75	50%	15,051	36%
Gafisa	Fontes do Atlântico	May	HIG	Maceió - AL	10,371	18	100%	47,387	21%
Gafisa	Parque Barueri	May	MID	Barueri - SP	58,437	677	100%	151,968	44%
Gafisa	Manhattan Square (Walll Street)	June	COM	Salvador - BA	12,902	358	50%	56,376	35%
Gafisa	Manhattan Square (Soho)	June	MHI	Salvador - BA	14,463	135	50%	48,403	14%

continues

2008 Launches by Quarter Cont.

		Launch			Area	Units	Company	PSV	% Sold
Company	Project	Date	Segment	Location	(sqm)	(Co %)	Stake	(Co %)	upto
									Sep/08
Gafisa	Manhattan Square (Tribeca)	June	MHI	Salvador - BA	18,940	311	50%	63,528	18%
Gafisa	Reserva Santa Cecília Fase 2	June	MHI	Volta Redonda - RJ	8,350	92	100%	23,835	3%
Gafisa	Mistral	June	MHI	Belém -PA	10,394	140	70%	33,987	30%
Gafisa	Terraças Tatuapé	June	MHI	São Paulo - SP	14,386	105	100%	48,660	20%
Gafisa	Grand Park Árvores Fase 2	June	MID	São Luis - MA	5,576	75	50%	12,083	57%

2Q08	Total Gafisa				181,805	2,157	74%	595,551	38%

Gafisa	MontBlanc	July	HIG	São Paulo - SP	24,383	90	80%	106,353	18%
Gafisa	Mandala	July	HIG	Fortaleza - CE	13,156	107	79%	41,776	10%
Gafisa	Ecolive	August	HIG	Curitiba - PR	12,255	122	100%	40,427	44%
Gafisa	Parque Maceió	August	AEL	Maceió - AL	6,242	118	50%	11,626	34%
Gafisa	Alegria	September	MID	Guarulhos - SP	29,199	278	100%	78,855	37%
Gafisa	Quintas do Pontal	September	HIG	Rio de Janeiro - RJ	21,915	91	100%	79,505	17%
Gafisa	Laguna di Mare	September	HIG	Rio de Janeiro - RJ	13,963	117	80%	57,511	10%
Gafisa	Dubai	September	MHI	São Luis - MA	9,658	120	50%	31,888	12%
Gafisa	Reserva do Bosque	September	HIG	Porto Velho - RO	8,303	67	50%	24,485	73%
Gafisa	Nouvelle	September	HIG	Aracaju - SE	5,367	12	100%	27,190	7%

3Q08	Total Gafisa				144,442	1,121	79%	499,616	23%

9M08	Total Gafisa				473,435	4,234	77%	1,585,950	40%

BN	Camaçari	July	AEL	Camaçari - BA	233,507	650	50%	25,311	45%

3Q08	Total Bairro Novo				233,507	650	50%	25,311	45%

9M08	Total Bairro Novo				233,507	650	50%	25,311	45%

1Q08	TOTAL				341,035	1,493		577,888
2Q08	TOTAL				880,075	4,806		952,693
3Q08	TOTAL				599,035	3,576		762,450

9M08	TOTAL				1,820,145	9,875		2,293,032

The following table sets forth the financial completion of the construction in progress and the related revenue recognized during the quarter ended on September 30, 2008:

Company	Development	Launch	Area			% Sold		Revenues		Company
		Date	(sqm)	Final Completion		Accumulated		Recognized R$000		Stake
				3Q08	3Q07	3Q08	3Q07	3Q08	3Q07
BN	Cotia Phase 1	dec-07	14,144	79%	-	70%	-	1,827	-	50%
BN	Cotia Phase 2	dec-07	9,473	43%	-	59%	-	2,718	-	50%
BN	Camaçari Phase 1	jul-08	13,301	35%	-	60%	-	2,209	-	50%
BN	Camaçari Phase 2	jul-08	19,979	15%	-	61%	-	1,319	-	50%
BN	Total							8,072	-	50%

AlphaVille	Jacuhy	dec-07	1,082,050	28%	-	96%	-	13,417	-	65%
AlphaVille	Recife	aug-06	395,224	94%	38%	94%	94%	2,687	1,354	65%
AlphaVille	RiodasOstras	sep-07	690,448	34%	-	96%	-	7,142	-	58%
AlphaVille	CampoGrande	mar-07	517,869	90%	39%	75%	48%	4,998	2,382	67%
AlphaVille	Gravataí	jun-06	1,309,397	96%	41%	98%	40%	2,589	2,100	64%
AlphaVille	Eusébio	sep-05	534,314	99%	74%	81%	60%	1,384	4,992	65%
AlphaVille	Salvador2	feb-06	853,344	97%	46%	97%	88%	6,099	5,022	55%
AlphaVille	BurleMarx	mar-05	1,305,022	97%	69%	33%	21%	1,272	2,601	50%
AlphaVille	Londrina2	dec-07	377,650	34%	-	49%	-	2,944	-	63%
AlphaVille	Cuiabá2	may-08	256,813	24%	-	33%	-	1,976	-	60%
AlphaVille	Araçagy	aug-07	236,118	52%	25%	90%	85%	1,854	4,922	50%
AlphaVille	Natal	feb-05	1,028,722	100%	97%	100%	100%	3,134	(2,056)	63%
AlphaVille	Others							12,875	25,740
AlphaVille	Total							62,368	47,058

Fit	JAÇANÃ	mar-07	11,157	96%	18%	98%	85%	2,392	1,796	100%
Fit	COQUEIROI	sep-07	16,603	37%	-	96%	-	3,898	-	100%
Fit	CITTÁIMBUI	sep-07	13,389	29%	-	96%	-	1,955	-	50%
Fit	COQUEIROII	sep-07	14,520	19%	-	97%	-	2,150	-	80%
Fit	VILAAUGUSTA	out-07	16,223	25%	-	91%	-	1,836	-	100%
Fit	JARAGUÁ	out-07	11,582	58%	-	95%	-	4,934	-	100%
Fit	MARIAINÊS	dec-07	14,535	40%	-	57%	-	1,164	-	60%
Fit	TABOÃO	dec-07	16,298	42%	-	97%	-	4,572	-	100%
Fit	MIRANTEDOSOL	dec-07	19,224	19%	-	47%	-	894	-	100%
Fit	JARDIMBOTÂNICO	dec-07	11,083	48%	-	90%	-	1,738	-	55%
Fit	JDBOTÂNICOFASE2	dec-07	11,083	28%	-	95%	-	1,988	-	55%
Fit	GrandPark	dec-07	28,447	0%	-	41%	-	(43)	-	50%
Fit	VilaAllelgro	feb-08	22,422	10%	-	68%	-	-	-	50%
Fit	TERRABONITA	apr-08	22,269	10%	-	13%	-	305	-	51%
Fit	CITTÁLAURODEFREITAS	may-08	17,652	17%	-	78%	-	1,347	-	50%
Fit	PARQUEDALAGOINHA	jun-08	13,633	15%	-	24%	-	979	-	75%
Fit	MIRANTEDOPARQUE	jun-08	31,030	7%	-	50%	-	1,485	-	60%
Fit	PALLADIUM	jun-08	14,778	24%	-	82%	-	4,427	-	70%
Fit	JDBOTHÂNICOJOÃOPESSOA	jun-08	20,937	3%	-	7%	-	47	-	50%
Fit	PLANALTO	jun-08	25,023	22%	-	49%	-	5,385	-	100%
Fit	MIRANTEDOLAGO	jun-08	31,049	1%	-	10%	-	-	-	70%
Fit	VIDANOVA	jul-08	16,872	1%	-	2%	-	-	-	90%
Fit	BARCELONA	aug-08	33,541	1%	-	5%	-	(1)	-	60%
Fit	CRISTAL	set-08	9,170	22%	-	19%	-	586	-	70%
Fit	VIVAI	set-08	41,529	4%	-	2%	-	-	-	90%
Fit	OTHERS
Fit	Total							42,038	1,796

continues

Company	Development	Launch	Area			% Sold		Revenues		Gafisa
		Date	(sqm)	Final Completion		Accumulated		Recognized R$000		Stake
				3Q08	3Q07	3Q08	3Q07	3Q08	3Q07
Gafisa	LONDONGREEN	jul-07	44,007	44%		67%		17,450		100%
Gafisa	VPAGRIAS	nov-06	21,390	74%	39%	100%	72%	12,317	6,663	100%
Gafisa	CSFACACIA	jun-07	23,461	44%	3%	95%		9,801	1,160	100%
Gafisa	PENÍNSULAFIT	mar-06	24,080	91%	48%	77%	57%	9,361	7,132	100%
Gafisa	ESPAÇOJARDINS	may-06	28,926	80%	32%	100%	99%	8,923	6,479	100%
Gafisa	VP-MIRABILIS	mar-06	23,355	91%	59%	99%	88%	8,346	10,594	100%
Gafisa	OLIMPICCHAC.SANTOANTONIO	aug-06	24,988	71%	37%	99%	95%	8,331	6,928	100%
Gafisa	ISLARESIDENCECLUBE	mar-07	31,423	44%	16%	85%		7,273	6,449	100%
Gafisa	RCBPAÇODASÁGUAS	may-06	10,836	96%	53%	97%	75%	7,175	4,043	45%
Gafisa	NOVAPETRÓPOLIS	mar-08	36,789	15%		37%		6,963		100%
Gafisa	VPPARIDES	nov-06	13,093	89%	58%	100%	100%	6,662	4,557	100%
Gafisa	PARCPARADISO	aug-07	21,592	21%	8%	93%		6,276	3,955	90%
Gafisa	COLLORI	nov-06	19,731	43%	42%	93%	48%	5,596	2,098	50%
Gafisa	TERRAÇASALTODALAPA	mar-08	23,248	24%		72%		5,558		100%
Gafisa	CSFPARADISO	nov-06	16,286	58%	12%	89%	75%	5,506	1,356	100%
Gafisa	VILLEDUSOLEIL	oct-06	8,920	99%	46%	67%	29%	5,406	2,134	100%
Gafisa	ARENA	dec-05	29,256	98%	76%	100%	100%	5,210	11,287	100%
Gafisa	DELLAGOURBANIZAÇÃO	may-05	62,022	99%	60%	99%	96%	5,094	7,848	100%
Gafisa	SKYRESIDENCESERVICE	jun-06	9,257	100%	74%	86%	84%	5,049	3,992	50%
Gafisa	BEACHPARKLIVING	jun-06	11,931	89%	23%	88%	69%	4,860	3,358	80%
Gafisa	ENSEADADASORQUÍDEAS	jun-07	42,071	29%	20%	66%		4,718	9,324	80%
Gafisa	ESPACIOLAGUNA	aug-06	13,091	68%	38%	76%	32%	4,411	5,076	100%
Gafisa	VERDEMAR	mar-08	13,084	22%		54%		4,326		100%
Gafisa	BLUELANDSPE36	jun-06	18,252	98%		65%		4,137		100%
Gafisa	OLIMPICBOSQUEDASAÚDE	oct-07	19,150	44%		80%		4,042		100%
Gafisa	CSFPRÍMULA	jun-07	13,897	42%		82%		3,983		100%
Gafisa	ACQUARESIDENCE	dec-07	35,536	34%		39%		3,857		100%
Gafisa	RESERVADOLAGO	feb-07	8,449	47%	8%	75%	74%	3,852	707	50%
Gafisa	FELICITA	dec-06	11,323	61%	20%	91%	74%	3,737	1,972	100%
Gafisa	CSFSANTTORINO	aug-06	14,979	67%	19%	100%	100%	3,551	2,249	100%
Gafisa	TOWNHOME	nov-05	8,319	97%	60%	98%	60%	3,346	3,904	100%
Gafisa	SUPREMO	aug-07	34,864	42%		84%		3,132		100%
Gafisa	VISION	dec-07	19,712	41%		75%		2,982		100%
Gafisa	LUMIAR	feb-05	7,193	99%	94%	94%	100%	2,938	1,489	100%
Gafisa	SECRETGARDEN	may-07	15,344	36%	15%	66%		2,920	3,200	100%
Gafisa	Magnific	mar-08	9,225	7%		63%		2,834		100%
Gafisa	MAGIC	oct-07	31,487	33%		42%		2,505		100%
Gafisa	VIVANCERES.SERVICE	nov-06	14,717	37%		76%		2,341		100%
Gafisa	OLIMPICCONDOMINIUMRESORT	oct-05	21,851	100%	81%	100%	100%	2,143	8,886	100%
Gafisa	VISTTAIBIRAPUERA	may-06	9,963	95%	59%	100%	100%	2,087	4,287	100%
Gafisa	CSFDALIA	jun-07	9,000	37%		81%		2,085		100%
Gafisa	VPJAZZDUET	set-05	13,400	100%	87%	96%	88%	1,997	7,635	100%
Gafisa	FITRESIDENCESERVICENITERÓI	aug-06	8,523	62%	34%	86%	84%	1,954	1,054	100%
Gafisa	GRANDVALLEY	mar-07	16,754	42%		62%		1,951		100%
Gafisa	ORBIT	aug-07	11,332	17%		30%		1,927		100%
Gafisa	VPHORTO-FASE1(OAS)	oct-07	22,281	38%		100%		1,903		50%
Gafisa	ICARAÍCORPORATE	dec-06	5,683	50%	33%	94%	85%	1,793	1,486	100%
Gafisa	CARPEDIEMBELÉM	may-08	9,766	12%		47%		1,741		70%
Gafisa	THEHOUSE	oct-05	5,313	100%	38%	96%	96%	1,666	1,507	100%
Gafisa	SUNSPECIALRESIDENCESERVICE	mar-05	21,189	100%	87%	99%	83%	1,665	6,130	100%
Gafisa	GRANDVALLEYNITERÓI-FASE1	oct-07	17,905	20%		91%		1,605		100%
Gafisa	PRIVILEGERESIDENCIALSPE	set-07	12,938	20%		81%		1,568		80%
Gafisa	RUADASLARANJEIRAS29	apr-08	11,740	47%		98%		1,534		100%
Gafisa	MIRANTEDORIO	oct-06	4,875	65%	21%	100%	100%	1,510	2,210	60%
Gafisa	PALMD'OR	set-05	8,493	99%	75%	100%	100%	1,475	4,055	100%
Gafisa	GRANDVALLEYNITERÓI-FASE2	nov-07	7,031	18%		46%		1,467		100%
Gafisa	COSTAPARADISO	apr-05	63,041	100%		79%		1,444		100%
Gafisa	JATIUCA	jun-07	20,585	9%		31%		1,390		50%
Gafisa	SOLARESDAVILAMARIA	dec-07	13,376	19%		100%		1,361		100%
Gafisa	Others							10,122	109,161
Gafisa	Total							261,155	264,365

	TOTAL							373,632	313,219

Consolidated Statement of Income

R$ 000	3Q08	2Q08(1)	1Q08(1)	3Q07(1)	3Q08 x 2Q08	3Q08 x 3Q07

Gross Operating Revenue	388,769	461,971	343,911	325,628	(15.8%)	19.4%
Real Estate Development and Sales	385,562	452,346	343,543	314,214	(14.8%)	22.7%
Construction and Services Rendered	3,207	9,625	368	11,414	(66.7%)	(71.9%)

Deductions	(15,137)	(17,591)	(12,043)	(12,409)	(13.9%)	22.0%

Net Operating Revenue	373,632	444,380	331,868	313,219	(15.9%)	19.3%

Operating Costs	(242,839)	(298,392)	(221,042)	(219,038)	(18.6%)	10.9%

Gross profit	130,793	145,988	110,826	94,181	(10.4%)	38.9%

Operating Expenses	(66,450)	(69,797)	(56,206)	(44,882)	(4.8%)	48.1%
Selling Expenses	(40,055)	(34,811)	(24,047)	(18,941)	15.1%	111.5%
General and Administrative Expenses	(23,680)	(33,209)	(31,729)	(28,173)	(28.7%)	(15.9%)
Equity Income	-	-	-	33	-	(100%)
Other Operating Revenues	(2,715)	(1,777)	(430)	2,199	52.8%	(223.5%)

EBITDA	64,343	76.191	54,620	49,299	(15.6%)	30.5%

						-
Depreciation and Amortization	(5,346)	(1,622)	(1,750)	(1,986)	229.6%	169.2%

EBIT	58,997	74,569	52,870	47,313	(20.9%)	24.7%

Financial Income	20.928	29,117	14,343	11,543	(28.1%)	81.3%
Financial Expenses	(6.185)	(8,727)	(8,105)	(14,959)	(29.1%)	(58.7%)

Income Before Taxes on Income	73,740	94,959	59,108	43,897	(22.3%)	68.0%

Deferred Taxes	(10,071)	(14,787)	(8,703)	(6,744)	(31.9%)	49,3%
Income Tax and Social Contribution	(5,814)	(4,877)	(3,762)	(1,987)	19.2%	(192,6%)

Income After Taxes on Income	57,855	75,295	46,643	35,166	(23.2%)	64.5%

Minority Shareholders	(19.885)	(16,346)	(3,781)	(2,777)	21.7%	616.1%

Net Income	37,970	58,949	42,862	32,389	(35.6%)	17.2%

Net Income Per Share	0.29	0.46	0.32	0.25

(1) 1Q08, 2Q08 and 2007 adjusted to include land swaps.

Consolidated Statement of Income

R$ 000	9M08(1)	9M07(1)	9M08 x 9M07

Gross Operating Revenue	1,194,651	851,464	40.3%
Real Estate Development and Sales	1,181,450	831,109	42.2%
Construction and Services Rendered	13,201	20,355	(35.1%)

Deductions	(44,772)	(37,384)	19.8%

Net Operating Revenue	1,149,879	814,080	41.2%

Operating Costs	(762,273)	(568,804)	34.0%

Gross profit	387,606	245,276	58.0%

Operating Expenses	(192,452)	(118,298)	62.7%
Selling Expenses	(98,913)	(48,277)	104.9%
General and Administrative Expenses	(88,618)	(74,453)	19.0%
Equity Income	-	(263)	(100%)
Other Operating Revenues	(4,921)	4,695	(204.8%)

EBITDA	195,154	126,978	53.7%

Depreciation and Amortization	(8,719)	(12,564)	(30.6%)
Extraordinary Expenses	-	(30,174)	(100%)

EBIT	186,435	84,240	121.3%

Financial Income	64,389	35,260	82.6%
Financial Expenses	(23,017)	(50,307)	(54.2%)

Income Before Taxes on Income	227,807	69,193	229.2%

Deferred Taxes	(33,561)	(2,592)	1,194.8%
Income Tax and Social Contribution	(14,453)	(5,352)	170.0%

Income After Taxes on Income	179,793	61,249	193.5%

Minority Shareholders	(40,012)	(6,221)	543.2%

Net Income	139,781	55,028	154.0%

Net Income Per Share	1.08	0.43

(1) 1Q08, 2Q08 and 2007 adjusted to include land swaps.

Consolidated Balance Sheet

R$ 000	3Q08	2Q08(1)	1Q08(1)	3Q07(1)	3Q08 x 2Q08	3Q08 x 3Q07

ASSETS
Current Assets
Cash and banks	36,478	22,896	47,614	30,454	59.3%	19.8%
Financial investments	753,847	752,113	674,771	341,638	0.2%	120.7%
Receivables from clients	861,283	827,556	662,307	501,205	4.1%	71.8%
Properties for sale	1,443,812	1,310,114	1,146,282	752,445	10.2%	91.9%
Other accounts receivable	167,242	153,245	133,205	119,062	9.1%	40.5%
Deferred selling expenses	46,079	29,764	40,012	24,757	54.8%	86.1%
Prepaid expenses	17,892	12,912	11,021	7,921	38.6%	125.9%

	3,326,633	3,108,600	2,715,212	1,777,482	7.0%	87.2%
Long-term Assets
Receivables from clients	745,464	732,753	578,475	384,934	1.7%	93.7%
Properties for sale	167,860	86,964	141,232	85,644	93.0%	96.0%
Deferred selling expenses	10,913	5,900	4,621	4,379	85.0%	149.2%
Deferred taxes	55,080	61,670	69,938	77,316	(10.7%)	(28.8%)
Other	65,960	48,026	49,770	42,738	37.3%	54.3%

	1,045,277	935,313	844,036	595,011	11.8%	75.7%
Permanent Assets
Investments	202,674	206,232	209,450	167,574	(1.7%)	20.9%
Properties and equipment	32,213	32,891	28,967	21,396	(2.1%)	50.6%

	234,887	239,123	238,417	188,970	(1.8%)	24.3%

Total Assets	4,606,797	4,283,036	3,797,665	2,561,463	7.6%	79.9%

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Loans and financings	280,728	122,555	82,964	31,731	129.1%	784.7%
Debentures	16,190	14,229	2,312	2,043	13.8%	692.5%
Real estate development obligations		-	-	-	-	-
Obligations for purchase of land	243,372	283,945	200,497	166,286	(14.3%)	46.4%
Materials and service suppliers	107,668	122,452	115,794	78,655	(12.1%)	36.9%
Taxes and contributions	102,115	90,989	79,870	68,415	12.3%	49.3%
Taxes, payroll charges and profit sharing	24,277	34,496	36,292	29,929	(29.6%)	(18.9%)
Advances from clients - real estate,
services and swap transactions	260,021	241,783	228,070	168,637	7.5%	54.2%
Dividends	-	10	26,981	-	(100%)	-
Other	75,131	101,930	114,995	21,205	(26.3%)	254.3%

	1,109,502	1,012,389	887,775	566,901	9.6%	95.7%
Long-term Liabilities
Loans and financings	590,229	457,371	465,691	102,773	29.0%	474.3%
Debentures	490,000	490,000	240,000	240,000	0.0%	104.2%
Obligations for purchase of land	200,794	179,088	156,393	28,600	12.1%	602.1%
Deferred taxes	90,618	87,140	80,583	62,407	4.0%	45.2%
Unearned income from property sales	-	-	-	637	-	-
Other	358,147	342,983	332,597	48,129	4.4%	644.1%

	1,729,788	1,556,582	1,275,264	482,546	11.1%	258.5%
Deferred Income
Deferred income on acquisition of subsidiary	24,800	26,589	29,406	-	(6.7%)	-

Minority Shareholders	54,111	44,397	21,090	14,154	21.9%	282.3%

Shareholders' Equity
Capital	1,229,518	1,221,971	1,221,971	1,220,542	0.6%	0.7%
Treasury shares	(18,050)	(18,050)	(18,050)	(18,050)	0.0%	0.0%
Capital reserves	167,276	167,276	167,276	167,276	0.0%	0.0%
Revenue reserves	309,852	271,882	212,933	128,094	14.0%	141.9%

	1,688,596	1,643,079	1,584,130	1,497,862	2.8%	12.7%

Liabilities and Shareholders' Equity	4,606,797	4,283,036	3,797,665	2,561,463	7.6%	79.9%

(1) 1Q08, 2Q08 and 2007 adjusted to include land swaps.

Statement of Cash Flows

	3Q08	2Q08(1)	1Q08(1)	9M08(1)	3Q07(1)

Net income (loss)	37,970	58,949	42,862	139,781	32,389

Expenses (income) not affecting working capital
Depreciation and amortization	3,577	1,221	42.568	9,366	1,986

Amortization of negative goodwill	1,769	401	(2,817)	(647)	(345)
Unrealized interest and charges, net	51,278	17,117	27,088	95,483	(2)
Deferred taxes	10,071	14,787	8,703	33,561	6,744
Minority interest	9,714	23,308	3,867	36,889	10,538

Decrease (increase) in assets
Trade accounts receivable	(46,438)	(319,528)	(176,245)	(542,211)	(123,821)
Properties for sale	(214,594)	(109,432)	(223,385)	(547,411)	(111,888)
Other receivables	(39,639)	(19,828)	(40,691)	(100,158)	(4,347)
Deferred selling expenses	(10,416)	8,969	(7,611)	(9,058)	(3,877)
Prepaid expenses	(4,979)	(1,892)	(2,197)	(9,068)	5,317

Decrease (increase) in liabilities
Obligations for purchase of land	-	-	-	-	(1,543)
Obligations for purchase of real estate	(18,867)	106,142	120,650	207,295	72,472
Taxes and contributions	11,147	10,952	8,009	30,108	7,688
Tax, labor and other contingencies	1,888	522	-	2,410	(44)
Trade accounts payable	(14,785)	6,659	29,085	20,959	3,018
Advances from customers	18,236	13,714	10,750	42,700	(20,677)
Payroll, charges and provision for bonuses payable	(10,219)	(1,796)	(2,221)	(14,236)	8,788
Other accounts payable	(17,355)	2,568	(7,258)	(22,045)	(3,121)
Credit assignments payable	53	(4,394)	46,094	41,753	(520)
Income (expenses) from sales to appropriate	-	-	(64)	(64)	(416)

Cash used in operating activities	(231,589)	(191,561)	(160,813)	(583,963)	(121,661)

Investing activities

Purchase of property and equipment and deferred charges	(2,900)	(5,145)	(6,125)	(14,170)	(8,213)
Acquisition of investments	-	-	238	238	136
Cash used in investing activities	(2,900)	(5,145)	(5,887)	(13,932)	(8,077)

Financing activities

Capital increase	7,547	-	125	7,672	52
Increase in loans and financing	303,037	293,475	398,490	995,002	23,458
Repayment of loans and financing	(61,322)	(17,404)	(23,969)	(102,695)	(18,104)
Assignment of credits receivable, net	552	229	(8)	773	408
2007 Dividends	(10)	(26,970)	-	(26,980)	-

Net cash provided by financing activities	249,804	249,330	374,638	873,772	5,814

Net increase (decrease) in cash and banks and	15,315	52,624	207,938	275,887	(123,924)

Cash and banks

At the beginning of the period	775,009	722,385	514,447	514,447	496,016
At the end of the period	790,324	775,009	722,385	790,324	372,092

Net increase (decrease) in cash and banks and	15,315	52,624	207,398	275,877	(123,924)

(1) 1Q08, 2Q08 and 2007 adjusted to include land swaps.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 06, 2008

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.